

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 15, 2017

Thomas H. Caudle, Jr.
President
UNIFI, Inc.
7201 West Friendly Avenue
Greensboro, North Carolina 27410

> **Re:** **UNIFI, Inc.**
> **Form 10-K for the Fiscal Year Ended June 26, 2016**
> **Filed August 26, 2016**
> **File No. 1-10542**

Dear Mr. Caudle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

18. Fair Value of Financial Instruments and Non-Financial Assets and Liabilities, page F-26

1. Please tell us what consideration you gave to the disclosure of assets and liabilities that are measured at fair value on a nonrecurring basis and the requirements of ASC 820-10-50-1 and 2.

26. Business Segment Information

2. It appears that two of your reportable segments are organized based on differences in products while the other reportable segment is organized based on a geographic area. Please tell us the factors used to identify your reportable segments, including the basis of organization. Please also tell us what consideration you gave to providing the disclosures required by ASC 280-10-50-21.

3. Please explain to us why your operations in Colombia and El Salvador are aggregated with the Nylon and the Polyester reportable segments rather than the international segment and how aggregating their respective operations within those segments meet the criteria in ASC 280-10-50-11.

4. We note that each of your reportable segments sell high-volume commodity yarns, specialized yarns designed to meet certain customer specifications, and premium value added yarns with enhanced characteristics. Please tell us your consideration of disclosing sales for each product and service or each group of similar products and services. Please refer to ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products